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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 29, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: November 29, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

SANPAOLO IMI

PRESS RELEASE

        Turin, 25 November 2004—SANPAOLO IMI communicates that the Board of Directors scheduled for November 29th, includes on the agenda the attribution of mandates to the General Manager, who will begin his term of office the same day, as well as the spin-off of Sanpaolo Imi Wealth Management, as part of the reorganisation project of the Group, which was previously approved.

        In the same meeting a report will be given on the contacts with the DEXIA Group.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
www.grupposanpaoloimi.com
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
 Cristina Montarolo (+39 011 5555907)
Anna Monticelli (+39 011 5552526)

SANPAOLO IMI
PRESS RELEASE

  •
  Powers of the General Manager Pietro Modiano has been defined: he will assume the operational management of the Bank. New organisational structure of SANPAOLO IMI has been defined.

  •
  Dottor Modiano has been designated as Chairman of Banca IMI.

  •
  Information on Dexia has been given to the Board of Directors.

        Turin, 29 November 2004—The Board of Directors of SANPAOLO IMI today defined the powers of General Manager Pietro Modiano, nominated on 12 November.

        The nomination completes the Group's the reorganisation project set out in April following the Shareholders' Meeting and consistently with changes made to the Articles and By-Laws approved on 30 June.

        The Group's new organisational structure, following the pattern already undertaken, will have the scope of best guaranteeing the governance of the Network, strengthen the specialised customer segment management and simplify the operating structure: the General Manager's mission is to preside over the Bank's operational management.

        The Group's bank networks, with the corporate centre and operating companies engaged in banking, will thus report to the General Manager.

        Dottor Modiano has been designated as Chairman of Banca IMI.

* * *

        The Board of Directors has further completed the reorganisation of asset management and insurance sectors through the complete spin-off of Sanpaolo Imi Wealth Management.

        The companies concerned in the transfers are:

  •
  the Parent Bank will receive the shareholdings in Sanpaolo Imi Asset Management Sgr (100%), Sanpaolo Bank Luxembourg (50%) and All Funds Bank (50%);

  •
  Sanpaolo Imi Asset Management Sgr will receive the shareholdings in Sanpaolo Imi WM Luxembourg, Sanpaolo Imi Institutional Asset Management Sgr and Sanpaolo Imi Alternative Investments Sgr.

        The transaction comes from the overcoming the need to have a holding structure to ensure coordination between asset management and insurance.

        The integrated management processes will thus be guaranteed in future by Sanpaolo Imi Asset Management, while Assicurazioni Internazionali di Previdenza, in operation from 1 December, will operate in the insurance sector.

* * *

        The Board of Directors has further received information on the preliminary contacts taken place with the Dexia Group concerning possible aggregations.

        In this regard, the Board has established that there are no conditions to continue the study.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
www.grupposanpaoloimi.com
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
 Cristina Montarolo (+39 011 5555907)
 Anna Monticelli (+39 011 5552526)

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SIGNATURES
SANPAOLO IMI PRESS RELEASE